Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report of Janus Capital Group Inc. (the "Company") on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory A. Frost, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

   /s/ Gregory A. Frost
Gregory A. Frost
Senior Vice President and
Chief Financial Officer

Date: October 25, 2007

A signed original of this written statement required by Section 906 has been provided to Janus Capital Group Inc. and will be retained by Janus Capital Group Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

Janus Investment Fund ("JIF")

	PM Inception	Lipper Category	Lipper Rankings Based on Total Returns as of 9/30/07									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
			Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Janus Fund	Jan-06	Large-Cap Growth Funds	34	245 / 728	23	141 / 621	37	191 / 519	32	70 / 219	10	68 / 696
Janus Twenty Fund(1)	Aug-97	Large-Cap Growth Funds	1	6 / 728	1	5 / 621	1	2 / 519	2	4 / 219	2	3 / 218
Janus Research Fund	Jan-06	Large-Cap Growth Funds	3	18 / 728	3	18 / 621	3	11 / 519	3	5 / 219	3	17 / 696
Janus Orion Fund	Jun-00	Multi-Cap Growth Funds	2	8 / 518	1	1 / 416	2	7 / 349	—	—	20	45 / 226
Janus Enterprise Fund	Jan-02	Mid-Cap Growth Funds	31	186 / 609	19	89 / 485	18	67 / 392	43	69 / 162	13	46 / 359
Janus Venture Fund(1)	Jan-01	Small-Cap Growth Funds	7	37 / 586	8	33 / 469	3	11 / 388	17	28 / 169	14	44 / 315
Janus Triton Fund	Jun-06	Small-Cap Growth Funds	5	25 / 586	—	—	—	—	—	—	2	6 / 569
Core Funds												
Janus Contrarian Fund	Feb-00	Multi-Cap Core Funds	1	6 / 876	1	1 / 662	1	2 / 493	—	—	9	27 / 314
Janus Growth and Income Fund	Dec-03	Large-Cap Core Funds	25	198 / 817	7	44 / 681	30	170 / 568	4	9 / 276	12	74 / 639
Janus Balanced Fund	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	14	60 / 442	14	45 / 343	58	134 / 231	4	4 / 127	6	21 / 377
Janus Fundamental Equity Fund	Apr-05	Large-Cap Core Funds	25	203 / 817	3	20 / 681	11	60 / 568	1	2 / 276	4	27 / 721
INTECH Risk-Managed Stock Fund	Feb-03	Multi-Cap Core Funds	83	725 / 876	56	371 / 662	—	—	—	—	44	228 / 525
International/Global Funds												
Janus Overseas Fund	Jun-03	International Funds	1	1 / 1049	1	1 / 812	1	1 / 671	3	8 / 299	1	1 / 721
Janus Worldwide Fund	Jun-04	Global Funds	23	90 / 406	68	210 / 309	94	245 / 262	75	80 / 107	69	207 / 303
Janus Global Technology Fund	Jan-06	Science & Technology Funds	22	60 / 278	25	63 / 254	75	174 / 232	—	—	40	109 / 274
Janus Global Life Sciences Fund	Apr-07	Health/Biotechnology Funds	27	47 / 175	30	45 / 154	44	60 / 137	—	—	‡	
Janus Global Research Fund	Feb-05	Global Funds	5	17 / 406	—	—	—	—	—	—	4	13 / 328
Janus Global Opportunities Fund	Jun-01	Global Funds	21	85 / 406	84	260 / 309	68	178 / 262	—	—	19	39 / 210
Value Funds												
Janus Mid Cap Value Fund - Inv(2)	Aug-98	Mid-Cap Value Funds	28	86 / 308	43	102 / 238	39	70 / 183	—	—	3	2 / 68
Janus Small Cap Value Fund - Inv.(1,2)	Feb-97	Small-Cap Core Funds	46	342 / 744	73	417 / 574	74	333 / 451	11	17 / 161	14	18 / 129
Income Funds												
Janus Flexible Bond Fund	May-07	Intermediate Inv Grade Debt Funds	20	104 / 524	40	180 / 455	36	138 / 393	42	75 / 181	‡	
Janus High-Yield Fund	Dec-03	High Current Yield Funds	65	285 / 444	50	185 / 376	86	274 / 319	19	27 / 146	45	161 / 361
Janus Short-Term Bond Fund	May-07	Short Investment Grade Debt Funds	42	97 / 234	52	104 / 201	16	23 / 148	40	32 / 81	‡	
Janus Federal Tax-Exempt Fund	Feb-05	General Muni Debt Funds	99	234 / 236	99	218 / 220	99	209 / 212	92	127 / 138	100	221 / 221
Asset Allocation Funds												
Janus Smart Portfolio-Growth	Dec-05	Mixed-Asset Target Alloc. Growth Funds	2	10 / 627	—	—	—	—	—	—	3	14 / 590
Janus Smart Portfolio-Moderate	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	2	7 / 442	—	—	—	—	—	—	2	8 / 412
Janus Smart Portfolio-Conservative	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	1	4 / 401	—	—	—	—	—	—	2	6 / 353

Percent of JIF Funds per Lipper Quartile based on Total Returns					
	1-Year	3-Year	5-Year	10-Year	Since PM Inception
1st Quartile	66.7%	54.5%	42.9%	60.0%	79.2%
2nd Quartile	22.2%	18.2%	23.8%	26.7%	12.5%
3rd Quartile	3.7%	18.2%	19.0%	6.7%	4.2%
4th Quartile	7.4%	9.1%	14.3%	6.7%	4.2%

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-1068 or download the file from janus.com. Read it carefully before you invest or send money.

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results.

Notes:
    (1)   Closed to new investors.
    (2)   Ranking is for the investor share class only; other classes may have different performance characteristics.
    ‡   The Fund's since PM-Inception ranking is not available.